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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -----------------------

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            -----------------------

                        Date of Report: October 2, 2003

                              CEMEX, S.A. de C.V.
             (Exact name of Registrant as specified in its charter)

                                  CEMEX Corp.
                (Translation of Registrant's name into English)

                             United Mexican States
                (Jurisdiction of incorporation or organization)

          Av. Ricardo Margain Zozaya #325, Colonia Valle del Campestre
                     Garza Garcia, Nuevo Leon, Mexico 66265
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X          Form 40-F
         --------               -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No   X
    -------              -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
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         This report on Form 6-K shall be deemed to be incorporated by reference into (i) Post-Effective Amendment No. 4 to CEMEX, S.A. de C.V.'s ("CEMEX") Registration Statement on Form F-3 (Registration No. 333-11382) filed with the Securities and Exchange Commission (the "Commission") on August 27, 2003, (ii) CEMEX's Registration Statement on Form F-3 (Registration No. 333-86700) filed with the Commission on April 19, 2002, (iii) CEMEX's Registration Statement on Form S-8 (Registration No. 333-86090) filed with the Commission on April 11, 2002, (iv) CEMEX's Registration Statement on Form S-8 (Registration No. 333-83962) filed with the Commission on March 7, 2002 and (v) CEMEX's Registration Statement on Form S-8 (Registration No. 333-13970) filed with the Commission on September 28, 2001 (collectively, the "Registration Statements"), and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.


                                    Contents


         1. CEMEX's consolidated financial statements as of December 31, 2001 and 2002 and as of June 30, 2002 and 2003 (unaudited), and for the years ended December 31, 2000, 2001 and 2002 and for the six-month periods ended June 30, 2002 and 2003 (unaudited), including a reconciliation of net income and stockholders' equity to United States generally accepted accounting principles (attached hereto as exhibit 1).

         2. Consent of KPMG Cardenas Dosal, S.C. to the incorporation by reference into the Registration Statements of their report with respect to CEMEX's consolidated financial statements (attached hereto as exhibit 2).

         3. Consent of PriceWaterhouseCoopers to the incorporation by reference into the Registration Statements of their reports with respect to the financial statements of certain of CEMEX's consolidated subsidiaries (attached hereto as exhibit 3).

         Please note that this report on Form 6-K should be read in conjunction with CEMEX's annual report on Form 20-F for the year ended December 31, 2002, which was filed with the Commission on April 8, 2003, and Amendment No. 1 thereto on Form 20-F/A, which was filed with the Commission on April 25, 2003.







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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                 CEMEX, S.A. de C.V.
                                        -------------------------------------
                                                       (Registrant)



Date:    October 1, 2003               By:       /s/ Rafael Garza
      ----------------------------        -----------------------------------
                                                 Name:  Rafael Garza
                                                 Title:    Chief Comptroller






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                                 EXHIBIT INDEX


EXHIBIT NO.                      DESCRIPTION

1 CEMEX's consolidated financial statements as of December 31, 2001 and 2002 and as of June 30, 2002 and 2003 (unaudited), and for the years ended December 31, 2000, 2001 and 2002 and for the six-month periods ended June 30, 2002 and 2003 (unaudited), including a reconciliation of net income and stockholders' equity to United States generally accepted accounting principles.

2                                Consent of KPMG Cardenas Dosal, S.C.

3                                Consent of PriceWaterhouseCoopers